

December 26, 2023

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
2456 Fortune Dr., Suite 110
Lexington, Kentucky 40509

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 16**
> **Filed December 12, 2023**
> **File No. 024-11808**

Dear Michael Behrens:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 16 Filed December 12, 2023

General

1. We note your disclosure in the Use of Proceeds - Series the New York Bundle and Use of Proceeds - Series Incredi-bundle discussing minority investments in Experiential Squared, Inc., the Manager, by Reeves Thoroughbred Racing, LLC and Rocket Ship Racing, LLC, respectively. Please revise your disclosure to expand your discussion of these relationships and investment interests. Specifically, update your Risk Factors section and related party disclosure as appropriate to account for these relationships as well as disclose any monetary or other benefits Reeves and Rocket Ship may receive as a result of their respective relationships with the Manager. We note your current disclosure, including a risk factor on page 27 regarding Spendthrift Farm LLC, an entity that previously held a majority interest in the Manager.

Michael Behrens
My Racehorse CA LLC
December 26, 2023
Page 2

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen